EXHIBIT 99(b)

FUEL

     RECOVERY OF FUEL COSTS. For information relating to the cost of fuel over the last three years, see "Operating Statistics of HL&P" below and "Results of Operations - HL&P - Fuel and Purchased Power Expense" in Item 7 of this Report. Utility Commission rules provide for the recovery of certain fuel and purchased power costs through an energy component of electric rates (fixed fuel factor). The fixed fuel factor is established during either a utility's general rate proceeding or an interim fuel proceeding and is to be generally effective for a minimum of six months, unless a substantial change in a utility's cost of fuel occurs. In that event, a utility may be authorized to revise the fixed fuel factor in its rates appropriately. In any event, a fuel reconciliation is required every three years.

     In October 1991, the Utility Commission approved HL&P's fixed fuel factor as contemplated in the settlement agreement reached in February 1991 by HL&P and most other parties to Docket No. 9850. See
Note 10(c) to the Company's Consolidated and HL&P's Financial Statements in Item 8 of this Report. In November 1993, the Utility Commission authorized HL&P to implement a higher fuel factor under Docket No. 12370. The Company can request a revision to its fuel factor in April and October each year.

     Reconciliation of fuel costs after March 1990 is required in 1994, and under Utility Commission rules, HL&P has anticipated that a filing would be required in May 1994. However, the Utility Commission staff has requested that such filing be delayed to the fourth quarter of 1994. If that request is granted by the Utility Commission, HL&P anticipates that fuel costs through some time in 1994 will be submitted for reconciliation at that time. No hearing would be anticipated in that reconciliation proceeding before 1995, and the schedule for reconciliation of those costs could be affected by the institution of a rate proceeding by the Utility Commission and/or a prudence inquiry concerning the outage at the South Texas Project.
For a discussion of that outage and the possibility that a rate proceeding may be instituted, see Notes 9(f), 10(f) and 10(g), respectively, to the Company's Consolidated and HL&P's Financial Statements in Item 8 of this Report, which notes are incorporated herein by reference.